High Performance Beverages Company

5137 E Armor St.

Cave Creek, AZ 85331

April 8, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	High Performance Beverages Company Item 4.02 Form 8 -K Filed March 24, 2014 File No. 000-54973

Ladies and Gentlemen:

Reference is made to the letter from the staff of the Securities and Exchange Commission dated March 28, 2014 (“March 29, 2014 letter”) regarding the above-referenced 8-K.  We regret that we did not realize that we had received the March 29, 2014 letter until our counsel notified us that they had received a call from the staff. We regret this and apologize to the staff for any inconvenience.  We hereby respectfully request until April 15th to respond to the March 28, 2014 letter.

Thank you for your consideration.

Very truly yours,

High Performance Beverages Company

By:	/s/ Toby McBride
Toby McBride
Chief Executive Officer